March 27, 2007


By facsimile to (561) 237-0803 and U.S. Mail


Mr. Joseph Visconti
Chairman, President, and Chief Executive Officer
ValueRich, Inc.
1804 North Dixie Highway, Suite A
West Palm Beach, FL 33407

Re:	ValueRich, Inc.
	Pre-effective Amendment 9 to Registration Statement on Form
SB-2
	Filed March 21, 2007
File No. 333-135511

Dear Mr. Visconti:

      We reviewed the filing and have the comments below.

The Offering, page 4

1. Update the first bullet point under "Risk factors" to reflect net losses for the most recent periods presented in the financial statements.

Risk Factors, page 7

2. Disclosure on page 13 that implementing the change in ValueRich`s business expo model resulted in a 57% decline in revenues is inconsistent with disclosure on page 17 that the change in ValueRich`s business expo model resulted in a 29% decline in revenues. Please reconcile the disclosures.


Dilution, page 15

3. The dilution to new investors of $2.78 per share shown in the table is inconsistent with the disclosures on page 9 and in the first paragraph on page 15 that the dilution to new investors is $2.76 per share. Please reconcile the disclosure.

Exhibit 23.01

4. As noted previously in comment 52 in our July 27, 2007 letter, ValueRich`s independent public accountants must consent also to being named in the registration statement. See Rule 436(a) of Regulation C under the Securities Act, and revise.

Other

5. You did not mark all changed materials in the EDGAR version of pre-effective amendment 9 to the registration statement as required by Rule 310 of Regulation S-T. For example, refer to the disclosures under "Common stock outstanding before the offering as of March 1, 2007" and "Common stock to be outstanding after the offering" on page
4 and the summary compensation table on page 28. Please comply with the rule`s requirement in future filings.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, ValueRich may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If ValueRich thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since ValueRich and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If ValueRich requests acceleration of the registration statement`s effectiveness, ValueRich should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ValueRich from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* ValueRich may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that ValueRich provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief


cc:	Hank Gracin, Esq.
	Lehman & Eilen LLP
	Mission Bay Plaza Office
	20283 State Road 7, Suite 300
	Boca Raton, FL 33498

	Virginia K. Sourlis, Esq.
	The Sourlis Law Firm
	The Galleria
	2 Bridge Avenue
	Red Bank, NJ 07701



Mr. Joseph Visconti
March 27, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE